EXHIBIT 99.1

Brookfield Infrastructure Completes Annual Filings

BROOKFIELD, NEWS, March 21, 2025 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP, BIPC; TSX: BIP.UN, BIPC) today announced that it has filed its 2024 annual reports on Forms 20-F, including its audited financial statements for the year ended December 31, 2024, with the SEC on EDGAR at https://sec.gov, as well as with the Canadian securities authorities on SEDAR+ at https://sedarplus.ca. These documents are also available at https://bip.brookfield.com (or for Brookfield Infrastructure Corporation, at https://bip.brookfield.com/bipc) under the Annual Reports section. Hard copies will be provided to unitholders and shareholders free of charge upon request.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager, headquartered in New York, with over $1 trillion of assets under management. For more information, go to https://brookfield.com

Contact Information

Media Simon Maine Managing Director, Corporate Communications Tel: +44 739 890-9278 Email: simon.maine@brookfield.com	Investor Relations Stephen Fukuda Senior Vice President, Corporate Development & Investor Relations Tel: +1 (416) 956-5129 Email: stephen.fukuda@brookfield.com